UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)1

EuroDry Ltd.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y23508107
(CUSIP Number)

David Maryles
Managing Director, Legal & Compliance
BlackRock, Inc.
55 East 52nd Street
New York, NY 10055
(212) 810-5300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 29, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________
1  See Explanatory Note.

CUSIP No. Y23508107	Page 2

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BlackRock, Inc. (TIN: 23-0174431)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO – Funds of investment advisory clients

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
449,592 (1)

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
449,592 (1)

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
449,592 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.2% (1) (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1)
Reflects 180,000 shares of EuroDry Ltd.’s (the “Issuer’s”) common stock, par value $0.01 per share (“Common Stock”), together with Series B Convertible Perpetual Preferred Shares (the “Series B Preferred Shares”) that are convertible, at a conversion price of $31.64 per share, into 269,592 shares of Common Stock.

(2)
Based on (a) 2,347,916 shares of Common Stock outstanding as of January 29, 2021, as conveyed by the Issuer to the Reporting Person, and (b) Series B Preferred Shares that are convertible into 269,592 shares of Common Stock, as computed in accordance with Rule 13d-3(d)(1).

EXPLANATORY NOTE
Due to a clerical error, the Amendment No. 3 to Schedule 13D filed by the reporting person on February 2, 2021 incorrectly stated on the cover page the number of shares reported as beneficially owned.  This Amendment No. 4 to Schedule 13D is filed solely to correct such error.

ITEM 1.       SECURITY AND ISSUER

This Amendment No. 4 (this “Amendment No. 4”) to Schedule 13D amends the Schedule 13D filed by BlackRock, Inc. (“BlackRock”) with the U.S. Securities and Exchange Commission (“SEC”) on August 3, 2018 (the “Initial BlackRock Statement”), as amended by BlackRock on June 18, 2019 (“Amendment No. 1”), June 19, 2019 (“Amendment No. 2”), and February 2, 2021 (“Amendment No. 3” and, together with the Initial BlackRock Statement and Amendment Nos. 1 through No. 4 thereto, the “BlackRock Schedule 13D”) regarding the common stock, par value $0.01 per share (“Common Stock”), of EuroDry Ltd. (the “Issuer”), a corporation organized under the laws of the Republic of the Marshall Islands.  EuroDry Ltd.’s principal executive offices are located at 4 Messogiou & Evropis Street, 151 24 Maroussi, Greece.

As stated in the Initial BlackRock Statement, that filing adopted as BlackRock’s initial statement of beneficial ownership on Schedule 13D, in respect of the Issuer’s shares of Common Stock, the Schedule 13D in respect of the Issuer’s shares of Common Stock filed on behalf of Tennenbaum Capital Partners, LLC (“TCP”) with the SEC on June 11, 2018, as separately amended by TCP on August 3, 2018 (the “TCP Schedule 13D”).

Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Initial BlackRock Statement, Amendment No. 1, Amendment No. 2, or Amendment No. 3 thereto, or the TCP Schedule 13D.  Capitalized terms used but not otherwise defined in this Amendment No. 4 shall have the meanings ascribed to them in the Initial BlackRock Statement, Amendment No. 1, Amendment No. 2, or Amendment No. 3 thereto, or the TCP Schedule 13D.

ITEM 2.       IDENTITY AND BACKGROUND
Item 2 of the BlackRock Schedule 13D is hereby amended and restated as follows:
(a) – (c) and (f)
Current information concerning the identity, background and citizenship of each executive officer and director of BlackRock is set forth on Annex A, attached hereto and incorporated herein by reference.

ITEM 4.       PURPOSE OF TRANSACTION

Item 4 of the Initial BlackRock Statement is supplemented with the following:

On January 29, 2021, TCP, on behalf of Tennenbaum Opportunities Fund VI, LLC (“Fund VI”), entered into a stock purchase agreement (the “Stock Purchase Agreement”) with the Issuer, dated as of January 29, 2021, pursuant to which TCP agreed to sell, transfer, assign and deliver to the Issuer, and the Issuer agreed to purchase from TCP, 3,812 Series B Convertible Perpetual Preferred Shares held by Fund VI, at a purchase price of $1,000 per share, without a brokerage fee or other commission, for an aggregate purchase price of $3,812,000.  The transaction set forth in the Stock Purchase Agreement closed on January 29, 2021.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

(c) Except for the transactions described in Item 4 above, there have been no transactions in the shares of the Issuer’s Common Stock or the Series B Preferred Shares beneficially owned by the Reporting Person during the past 60 days.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the BlackRock Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 4 is incorporated by reference in its entirety into this Item 6.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the BlackRock Schedule 13D is hereby amended and supplemented as follows:

Exhibit No.	Description

99.1.	Stock Purchase Agreement, dated as of January 29, 2021, by and between Tennenbaum Capital Partners, LLC, on behalf of Tennenbaum Opportunities Fund VI, LLC, and EuroDry Ltd.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2021

BlackRock, Inc.

By:	/s/ David Maryles
	Name:	David Maryles
	Title:	Managing Director, Legal & Compliance

Annex A
The following is a list of the executive officers and directors of BlackRock, Inc. (collectively, the “Covered Persons”), setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship for each such person. Each Covered Person is a citizen of the United States, unless otherwise noted, and does not have any other principal occupation (outside of similar positions held with respect to other entities directly or indirectly managed or advised by BlackRock).

Executive Officers

Name	Position	Business Address	Citizenship

Laurence D. Fink	Chairman and Chief Executive Officer	55 East 52nd Street New York, NY 10055	U.S.

Robert S. Kapito	President	55 East 52nd Street New York, NY 10055	U.S.

Gary S. Shedlin	Senior Managing Director and Chief Financial Officer	55 East 52nd Street New York, NY 10055	U.S.

Robert L. Goldstein	Senior Managing Director, Chief Operating Officer & Global Head of BlackRock Solutions	55 East 52nd Street New York, NY 10055	U.S.

Geraldine Buckingham	Senior Managing Director and Chairman of BlackRock Asia Pacific	16/F Champion Tower 3 Garden Road Central, Hong Kong	Australia

J. Richard Kushel	Senior Managing Director and Head of Portfolio Management Group	55 East 52nd Street New York, NY 10055	U.S.

Rachel Lord	Senior Managing Director and Head of Europe, Middle East and Africa	Drapers Gardens 12 Throgmorton Avenue London EC2N 2DL United Kingdom	U.K.

Mark S. McCombe	Senior Managing Director and Chief Client Officer	55 East 52nd Street New York, NY 10055	U.K.

Christopher J. Meade	Senior Managing Director, Chief Legal Officer and General Counsel	55 East 52nd Street New York, NY 10055	U.S.

Manish Mehta	Senior Managing Director, Global Head of Human Resources	400 Howard Street San Francisco, CA 94105	U.S.

Mark Wiedman	Senior Managing Director, Head of International and Corporate Strategy	55 East 52nd Street New York, NY 10055	U.S.

Directors

Name	Principal Occupation or Employment	Business Address	Citizenship

Laurence D. Fink	Chairman and Chief Executive Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Robert S. Kapito	President	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Bader M. Alsaad	Kuwait Investment Authority- Former Managing Director	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Kuwait

Mathis Cabiallavetta	UBS- Former Chairman	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Switzerland

Pamela Daley	General Electric Company – Former Senior Vice President of Corporate Business Development	BlackRock, Inc. 55 East 52nd Street New York, NY 1005	U.S.

Jessica Einhorn	Paul H. Nitze School of Advanced International Studies at Johns Hopkins University – Former Dean	BlackRock, Inc. 55 East 52nd Street New York, NY 1005	U.S.

William E. Ford	General Atlantic – Chief Executive Officer	General Atlantic Park Avenue Plaza 55 East 52nd Street, 33rd Floor New York, NY 10055	U.S.

Fabrizio Freda	The Estée Lauder Companies Inc. – President and Chief Executive Officer	The Estée Lauder Companies Inc. 767 Fifth Avenue, 40th Floor New York, NY 10153	Italy & U.S.

Murry S. Gerber	EQT Corporation – Former Executive Chairman, Chairman,President and CEO	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Margaret L. Johnson	Magic Leap, Inc. – Chief Executive Officer	Magic Leap 7500 W. Sunrise Blvd. Plantation, FL33322	U.S.

Cheryl D. Mills	BlackIvy Group – Chief Executive Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Gordon M. Nixon	Royal Bank of Canada – Former President, CEO and Board Member	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Canada

Charles H. Robbins	Cisco Systems, Inc. – Chief Executive Officer and Chairman	Cisco Systems, Inc. 170 West Tasman Drive San Jose, CA 95134	U.S.

Marco Antonio Slim Domit	Grupo Financiero Inbursa, S.A.B. de C.V. – Chairman	Grupo Financiero Inbursa Av. Paseo de las Palmas, #736 Floor 1 Colonia Lomas de Chapultepec C.P. 11000, México D.F.	Mexico

Susan L. Wagner	BlackRock – Former Vice Chairman	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Mark Wilson	Aviva plc – Former CEO	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	New Zealand